Exhibit 99.12

Notice to ASX/LSE

Rio Tinto plc

Aluminium – investor roadshow

11 October 2018

A presentation by Alf Barrios, chief executive – Aluminium at investor briefings this week is available at www.riotinto.com/investors/presentations

Contacts media.enquiries@riotinto.com www.riotinto.com

  Follow @riotinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

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M +44 7787 597 493

Media Relations, Canada

Matthew Klar

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Investor Relations, United Kingdom

John Smelt

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M +44 7879 642 675

David Ovington

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Nick Parkinson

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Media Relations, Australia

Jonathan Rose

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Jesse Riseborough

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Investor Relations, Australia

Natalie Worley

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Rachel Storrs

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M +61 417 401 018

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